EXHIBIT (11)

STATEMENT REGARDING COMPUTATION OF PER SHARE LOSS:
(In thousands, except number of days and per share data)

(A) Computation of the weighted average number of shares of common stock outstanding for the periods indicated:

QUARTERS ENDED APRIL 4, 2002 AND APRIL 5, 2001

	SHARES OF COMMON STOCK	NUMBER OF DAYS OUTSTANDING	NUMBER OF SHARE DAYS	WEIGHTED NUMBER OF SHARES OUTSTANDING
Quarter Ended April 4, 2002				
January 4 – April 4	7,081	91	644,397	
Shares Issued	28	Various	1,207	
	7,109		645,604	7,095
Quarter Ended April 5, 2001				
January 5 - April 5	7,041	91	640,683	
Shares Issued	20	Various	806	
	7,061		641,489	7,049

TWO QUARTERS ENDED APRIL 4, 2002 AND APRIL 5, 2001

	SHARES OF COMMON STOCK	NUMBER OF DAYS OUTSTANDING	NUMBER OF SHARE DAYS	WEIGHTED NUMBER OF SHARES OUTSTANDING
Period Ended April 4, 2002				
October 1 – April 4	7,065	186	1,314,054	
Shares Issued	44	Various	3,230	
	7,109		1,317,284	7,082
Period Ended April 5, 2001				
October 1 – April 5	7,027	187	1,314,125	
Shares Issued	34	Various	2,849	
	7,061		1,316,974	7,043

(B) Computation of Loss Per Share:

Computation of loss per share is net loss divided by the weighted average number of shares of common stock outstanding for the periods indicated:

	QUARTER ENDED		TWO QUARTERS ENDED	
	April 4, 2002	April 5, 2001	April 4, 2002	April 5, 2001
Basic:				
Weighted average number of shares of common stock outstanding	7,095	7,049	7,082	7,043
Net loss	($1,139)	($1,226)	($1,029)	($ 706)
Net loss per share	($ 0.16)	($ 0.17)	($ 0.15)	($ 0.10)
Assuming dilution:				
Weighted average number of shares of common stock outstanding	7,095	7,049	7,082	7,043
Net effect of dilutive stock options-not included if the effect was antidilutive	0	0	0	0
Total	7,095	7,049	7,082	7,043
Net loss	($1,139)	($1,226)	($1,029)	($ 706)
Net loss per share	($ 0.16)	($ 0.17)	($ 0.15)	($ 0.10)